SEC 1746 Potential persons who are to respond to the collection of information contained in this form (2-98) are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Act of 1934 (Amendment No. 7)*

HUDSON TECHNOLOGIES, INC.
(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)

444144-10-9
(CUSIP Number)

Kevin J. Zugibe Hudson Technologies, Inc. PO Box 1541, One Blue Hill Plaza Pearl River, New York 10965 (845) 735-6000
(Name, Address and Telephone Number of Person Authorized to receive Notices and Communications)

March 12, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP NO. 444144-10-9

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Kevin J. Zugibe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) Personal Funds (PF)
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,635,928 (of which 591,050 shares are issuable upon exercise of options)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,635,928 (of which 591,050shares are issuable upon exercise of options
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,635,928 (of which 591,050 shares are issuable upon exercise of options)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.34%
14.	TYPE OF REPORTING PERSON* Individual

Page 2 of 5 Pages

Item 1. Security and Issuer

This Amendment No. 7 amends and supplements the Schedule 13D of Kevin J. Zugibe (the “Reporting Person”), as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, with respect to his ownership of the Common Stock, par value $.01 per share ("Common Stock"), of Hudson Technologies, Inc., a New York corporation (the "Company"), whose principal executive offices are located at PO Box 1541, One Blue Hill Plaza, 14th Floor, Pearl River, New York 10965. This Amendment No. 7, the previous amendments to the Reporting Person’s Schedule 13D and the initial Schedule 13D are hereinafter collectively referred to as the “Statement.” Except as amended and supplemented hereby, there has been no change in the information contained in the statement.

Item 3. Source and Amount of Funds or Others Compensation.

The source and amount of all funds used for the purchases of the shares reported in Item 5(c) below were the Reporting Person’s personal funds.

Item 4. Purpose of Transaction.

The purpose of the dispositions of the shares of Common Stock reported in Item 5(c) below were to allow the Reporting Person to diversify his investments and to satisfy certain debt and tax obligations, and to make gifts to a family member. The shares acquired as reported in Item 5(c) below were acquired by the Reporting Person for investment purposes.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented as follows:

(a) According to the Company there were issued and outstanding 24,681,633 shares of Common Stock as of March 27, 2013. The Reporting Person beneficially owns 4,635,928 shares of the Company’s Common Stock, comprising 18.34% of the 24,681,633 shares of the Company’s Common Stock issued and outstanding as of March 27, 2013, such ownership consisting of 4,044,878 shares and 591,050 shares that are issuable upon exercise of options held by the Reporting Person.

(b) The Reporting Person may be deemed to have sole power to vote, direct the vote and to dispose of 4,635,928 shares of Common Stock, of which 591,050 shares are issuable upon exercise of options held by the Reporting Person.

(c) On December 28, 2012 and January 2, 2013 the Reporting Person gifted 7,600 and 7,150 shares, respectively, of Common Stock to a family member. Between March 12, 2013 and March 14, 2013, the Reporting Person sold a total of 371,267 shares of the Company’s Common Stock in the open market, as more fully set forth on the attached Schedule A. On March 22, 2013, the Reporting Person exercised stock options to purchase 316,250 shares of the Company’s Common Stock at exercise prices ranging from $0.83 to $1.15 per share, as more fully set forth on the attached Schedule A. There have been no other transactions in the class of securities reported or that were effected during the past sixty days by the Reporting Person.

Page 3 of 5 Pages

(d) The Reporting Person affirms that no person other than the Reporting Person has the right to receive, or has power to direct the receipt of, dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Person.

(e) It is inapplicable for the purposes hereof to state the date on which the Reporting Person ceased to be the owner of more than 5% of the Common Stock of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 28, 2013

Date

/s/ Kevin J. Zugibe

Signature

Page 4 of 5 Pages

SCHEDULE A to SCHEDULE 13D, AMENDMENT No. 7

I. Sales of Hudson Technologies, Inc. $0.01 Common Stock

Date	# Shares	$/Share

3/12/13	300,000	$4.25
3/14/13	71,627	$4.41*

*Weighted average price

II Hudson Technologies, Inc. $0.01 Common Stock purchased through exercise of Stock Options.

Date Exercised	Date Issued	# Shares	Exercise Price

3/13/13	3/4/04	87,500	$1.13
3/13/13	3/31/04	193,750	$1.15
3/13/13	9/17/04	18,750	$0.83
3/13/13	10/1/04	18,750	$0.95

Page 5 of 5 Pages